

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 4, 2010

Mr. Daniel M. Fitzpatrick
Chief Financial Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

>   **Re: ITT Educational Services, Inc.**
>   **Form 10-Q for the Quarter Ended March 31, 2010**
>   **Filed April 22, 2010**
>
>   **File No. 1-13144**

Dear Mr. Fitzpatrick:

   We have reviewed your response letter dated July 17, 2010 and your filing and have the following comments. As noted in our letter dated May 7, 2010, we have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your document. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

1.   We understand that the PEAKS Private Student Loan Program was primarily developed
        for ITT and its students and designed to provide bridge financing to ITT students who are
        otherwise unable to obtain financing for their education. We also understand that you
        believe that the selection of participants and loan servicing are the activities that most
        significantly impact the entity's economic performance, as described further below:

   - As it relates to the selection of participants, we understand that, in addition to meeting
     the lender's creditworthiness requirements, the program requires that eligible students
     must also complete at least one year of school and be enrolled or recently graduated
     from ITT. We also understand that in the vast majority of cases, ITT has provided
     students with a short-term loan in the form of 'temporary credit' for their first year of
     education based on a similar evaluation of the students' creditworthiness and the
     PEAKS program is designed to refinance that 'temporary credit'.

   - As it relates to servicing, we understand that you are a party to the servicing
     agreement which establishes performance criteria for the servicer and retains the right
     for you to terminate the servicer if they do not achieve the predetermined
     performance criteria. We also understand that you have consent rights over the
     selection of the replacement servicer.

        FASB ASC 810-25-38F and ASC 810-25-38G provide circumstances that, although not
        determinative, may be indicative of the amount of power that an enterprise holds over a
        variable interest entity, including (a) circumstances where the enterprise may be
        significantly involved in the design of the entity with incentive to establish arrangements
        that result in that enterprise being the variable interest holder with power and (b)
        circumstances in which an enterprises economic interest in a variable interest entity (in
        this instance, ITT's guarantee of the senior debt issued by the trust) that is
        disproportionately greater than its stated power. In light of this guidance, please tell us
        how you considered your involvement in both the design of the entity and rights afforded
        through related contractual agreements in evaluating your power over each of the
        activities that most significantly impact the entity's economic performance considering
        ITT's seemingly disproportionate exposure to risk of loss compared with its stated
        power.

2.   Please tell us whether the Trust is contractually required to use Liberty Bank as an
        exclusive underwriter and lender for the PEAKS program. If not, which party would
        make the determination to use a different underwriter/lender?

3.   Please describe ITT's rights and obligations associated with the continued marketing of
        the PEAKS program to interested students. Although it would seem that continued
        operation and funding of student loans through the PEAKS program are aligned with
        ITT's interests as an educational provider, can ITT unilaterally decide to cease marketing
        of the PEAKS program to effectively discontinue future loans funded through the Trust?

If so, please tell us how you have evaluated the significance of this activity in the context of power over the entity.

4.   We understand that an eligible student must still meet the lenders creditworthiness requirements in order to participate in the PEAKS program. Given the lack of retained risk by Liberty Bank, how is ITT assured of the underwriting practices of Liberty Bank in assuming 100% of the risk associated with such loans.

5.   In your response to the above, does Liberty Bank provide representations or warranties to the Trust or other parties surrounding the Trust with respect to its role as the lender and underwriting activities associated with student loans sold into the Trust? If so, please explain these representations and warranties and the parties who benefit from these representations and warranties. Please tell us whether the specific underwriting criteria and creditworthiness requirements of the lender are incorporated with these representations and warranties.

6.   We understand that the servicer is subject to removal to the extent they fail to comply with certain predetermined performance criteria as provided for in the servicing agreement. Please provide us with a summary of the specific performance criteria and whether the agreement places limits on the servicer's activities or whether the agreement contains minimum servicing requirements. Please also tell us how you monitor the activities of the servicer including the general content and frequency of reports provided by the Trust Advisor.

7.   We understand that the Advisor, on behalf of the Trust, may elect that the Servicing Agreement cease to apply to certain loans in default and that the collection activities associated with such loans are directed by the Advisor. Please tell us whether there are pre-determined performance criteria, similar to those required of the servicer, with respect to the Advisors performance in servicing these loans as well as rights provided to ITT associated with the Advisors performance or non-performance associated with these activities.

Please file all correspondence over EDGAR. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director